DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04007287

January 30, 2004

Daniel E. Stoller
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1-30-2004

Re: Verizon Communications Inc.
Incoming letter dated December 23, 2003

Dear Mr. Stoller:

This is in response to your letter dated December 23, 2003 concerning a shareholder proposal submitted to Verizon by Chris Rossi. We also have received a letter on the proponent's behalf dated January 2, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

732712

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Securities Exchange Act of 1934,
Rule 14a-8(i)(3)

December 23, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Verizon Communications Inc. – Omission of Shareholder Proposal Pursuant to Rule 14a-8

Dear Sir or Madam:

We are writing on behalf of our client, Verizon Communications Inc., a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal and supporting statement (the "Proposal") submitted by Chris Rossi (the "Proponent"), may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2004 annual meeting of shareholders (the "2004 Annual Meeting").

Pursuant to Rule 14a-8(j)(2), we are enclosing six copies of (i) this letter and (ii) the Proposal and cover letter dated October 7, 2003 submitted by the Proponent, attached hereto as Exhibit A. In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent. At the Proponent's request, a copy of this submission also is being sent to the Proponent's designated proxy, John Chevedden.

I. Introduction

The Proposal relates to shareholder rights plans, which are sometimes referred to as "poison pills." In order to be consistent with the Proponent's terminology, we will use the term "poison pill" in this letter. The text of the resolution is as follows:

> RESOLVED, That the shareholders of our company request that our Board of Directors seek shareholder approval at the earliest subsequent shareholder election, for the adoption, maintenance or extension of any current or future poison pill. Once adopted, removal of this proposal or any dilution of this proposal, would consistently be submitted to shareholder vote at the earliest subsequent shareholder election.

As discussed in detail in Section II.A. below, the language and meaning of the resolution are extraordinarily unclear. Specifically, the meaning of the second sentence of the resolution is virtually unintelligible since, among other things, it is unclear whether the Proponent intended such sentence to be mandatory or precatory and, in either instance, what action or actions the Proponent intends that the Company's Board of Directors (the "Board") take.

In addition, as discussed in detail in Section II.B. below, there are numerous statements in the Proposal that are materially false and misleading in violation of Rule 14a-9, including, for example, a reference in the resolution to the Company's "current . . . poison pill" when, in fact, the Company does not currently have a poison pill and has not had a poison pill since 1996. Also, several of the statements in the Proposal recently were found by the Staff to be materially false and misleading in a substantially similar proposal. <u>See</u> <u>Monsanto Company</u> (November 26, 2003).

The Company requests that the Staff concur with the Company's view that the Proposal may properly be omitted from the Proxy Materials because, as discussed below, the Proposal is materially false and misleading in violation of Rule 14a-9 and therefore is properly excludable under Rule 14a-8(i)(3).

II. The Proposal May Be Omitted Pursuant to Rule 14a-8(i)(3) Because It Is In Violation of Rule 14a-9

A. The Proposal Is Vague, Indefinite and, thus, Misleading in Violation of Rule 14a-9

Pursuant to Rule 14a-8(i)(3), a company may exclude a proposal "if the proposal or the supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Because the second sentence of the resolution included in the Proposal is vague, indefinite, and subject to varying interpretations, it is entirely unclear what the consequences of the Proposal's adoption would be. As a result, the Proposal is vague and misleading on the whole, and it may be properly omitted from the Proxy Materials pursuant to Rule 14a-8(i)(3).

The Staff previously has taken the position that shareholder proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading because neither the shareholders voting on the proposal nor the board of directors of the company seeking to implement the proposal would be able to determine with any reasonable amount of certainty what action or measures would be taken if the proposal were implemented. See, e.g., General Electric Company (February 5, 2003) (Staff concurred with exclusion of a proposal that failed to define critical terms or otherwise provide guidance on how it would be implemented). See also, Eastman Kodak Company (March 3, 2003) (Staff concurred with exclusion of a proposal that failed to "provide guidance on how it should be implemented"); Philadelphia Electric Company (July 30, 1992) (Staff permitted exclusion of a proposal that was "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); Gannett Company, Inc. (February 24, 1998) (permitting exclusion of a proposal because it was "unclear what action the Company would take if the proposal were adopted"); and Fuqua Industries, Incorporated (March 12, 1991) (finding that a proposal may be excluded where "neither shareholders voting on the proposal nor the Company implementing the proposal, if adopted, would be able to determine with any reasonable certainty what actions would be taken under the proposal").

The Staff also consistently has concluded that a proposal may be excluded where the meaning and application of terms or the standards under the proposals "may be subject to differing interpretations." See, e.g., Hershey Foods Corporation (December 27, 1988) (a proposal seeking to establish a policy restricting the company's advertising was excluded as vague and indefinite because the "standards under the proposal may be subject to differing interpretations"); Exxon Corporation (January 29, 1992) (permitting exclusion of a proposal regarding board member criteria because the use of certain vague terms made the proposal misleading since such matters would be subject to differing interpretations both by shareholders voting on the proposal and the company's board of directors in implementing the proposal "with the result that any action ultimately taken by the [c]ompany could be significantly different from the action envisioned by shareholders voting on the proposals"); and Fuqua Industries, Incorporated (March 12, 1991) (permitting shareholder proposal to be excluded because terms such as "any major shareholder" "would be subject to differing interpretations").

As in the foregoing precedents, the Proposal is vague and ambiguous. In particular, the second sentence of the resolution ("Once adopted, removal of this proposal or any dilution of this proposal, would consistently be submitted to shareholder vote at the earliest subsequent shareholder election") is subject to widely differing interpretations, and provides no guidance with respect to the implementation of the Proposal. Among the uncertainties and ambiguities are the following:

- The language of the second sentence of the resolution, on its face, is not precatory. However, the second sentence is procedural in nature and would appear to derive its meaning from the substantive language of the first sentence of the resolution, which clearly is precatory. Although the Company believes that the second sentence should be interpreted as precatory, it is subject to many differing interpretations, and undoubtedly will be very confusing to shareholders. Put simply, whatever the second sentence may be intended to mean, it is unclear whether the Proponent intends that the Board may do it or must do it.

- The second sentence of the resolution twice uses the term "this proposal." If that term is intended to refer to the Proposal submitted by the Proponent which is the subject of this letter, is the Proponent intending that the Proposal be "consistently submitted to shareholder vote" unless and until the Board complies with the request set forth in the first sentence of the resolution?

- Assuming that the words "this proposal" do, in fact, refer to the Proposal submitted by the Proponent, are the terms "removal of this proposal" and "dilution of this proposal" intended to refer to the Board not taking the action requested in the first sentence of the resolution or are they intended to mean something else?

- Under this interpretation, is the second sentence of the resolution trying to state that the Proposal, if adopted, is intended to remain in effect (that is, an outstanding request to the Board), unless and until it is "removed" or "diluted" by a subsequent vote of shareholders and, if so, what is that intended to mean?

- Alternatively, are the words "removal of this proposal" and "dilution of this proposal" intended to refer to not to the "Proposal" itself, but instead to any action which the Board may take in response to the Proposal if it is adopted? If this is the intended interpretation, does the Proponent mean that any action the Board may choose to take in response to the first sentence of the resolution (which clearly is precatory) is subject to shareholder approval before it can be "removed" (presumably, rescinded) or "diluted" by the Board? If this, in fact, is the Proponent's intention, it is hard to imagine how it could be discerned by either the shareholders who will vote on the Proposal or by the Board which may determine to implement it.

- These persistent ambiguities are further complicated by the statement in the Proponent's supporting statement that the Proposal "gives our Directors the flexibly [sic] to override our shareholder vote if our Directors seriously believe they have a good reason." Does this statement merely refer to the fact that the first sentence of the resolution is precatory? Is it intended to interpret the resolution to mean that the request in the first sentence is, in effect, modified so that it is inapplicable if the directors "seriously believe they have a good reason" not to act upon the request? In any event, this statement appears to be inconsistent with various interpretations of the second sentence of the resolution.

The Proposal contains language and concepts which are inherently vague and ambiguous, and is subject to differing interpretations. As a result, it is unclear what the effect of the Proposal would be if it is adopted by shareholders. The Board will be unable to determine the substance of any actions that would constitute a "removal of this proposal or any dilution of this proposal," what item or items should "consistently be submitted to shareholder vote" and the effect, if any, of such vote. Finally, as discussed above, the Proponent's intentions as to whether the second sentence of the Proposal is precatory or mandatory are not at all evident. The Proposal, therefore, is misleading and may properly be omitted from the Proxy Materials in reliance on Rule 14a-8(i)(3).

B. The Proposal is Materially False and Misleading In Violation of Rule 14a-9

The Proposal is contrary to Rule 14a-9, which prohibits false or misleading statements in connection with the solicitation of proxies, and therefore may properly be omitted from the Proxy Materials under Rule 14a-8(i)(3). The Staff has concurred that a company may properly exclude entire shareholder proposals and supporting statements where they contain false and misleading statements or omit material facts necessary to make such statements not false and misleading. See The Swiss Helvetia Fund, Inc. (April 3, 2001) and General Magic, Inc. (May 1, 2000). In addition, as stated by the Staff in Section E.1. of the Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001), "when a proposal and supporting statement will require detailed and extensive editing in order to bring it into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading."

The Staff also has found on numerous occasions that a company may properly exclude certain portions of shareholder proposals and supporting statements from its proxy materials where they contain false and misleading statements or omit material facts necessary to make statements made therein not false or misleading. See Excel Energy Inc. (April 1, 2003); Countrywide Credit Industries (April 9, 2002); Peoples Energy Corporation (November 26, 2001); Phoenix Gold International, Inc. (November 21, 2000); and Emerson Electric Co. (October 27, 2000).

As discussed below, because the Proposal is so replete with statements and assertions that are false and misleading, the removal of which would require detailed and extensive editing, the Company believes the entire Proposal is in violation of Rule 14a-9, and therefore may properly be excluded in its entirety pursuant to Rule 14a-8(i)(3). In the alternative, if the Staff is unable to concur with the Company's view that the Proposal should be excluded in its entirety because of the numerous false and misleading statements contained therein, we request that the Staff recommend exclusion or revision of the statements discussed below. In particular:

1. The Proposal falsely and misleadingly asserts that the Company currently has in place a poison pill by explicitly referring to the "maintenance or extension of any current or future poison pill." (emphasis added). The Company does not currently have a poison pill and has not had a poison pill since 1996, more than seven years ago. The reference to a current poison pill is designed to mislead shareholders into wrongly believing that the Company currently has a poison pill in place, and could very well affect the votes of certain shareholders voting on the Proposal.

2. The Proponent's supporting statement opens with a string of citations, each of which purports to be a quote commenting negatively on the effects of poison pills. No context whatsoever is provided, and shareholders unfamiliar with the ongoing debate concerning the pros and cons of poison pills will be left with the materially false and misleading impression that there is a virtual unanimity of views that poison pills are not in the best interests of shareholders. At minimum, these purported quotes should be preceded by a clear statement indicating that selected quotes expressing a particular viewpoint on the effects of poison pills are set forth below.

3. In Monsanto Company (November 26, 2003), Nick Rossi, acting through his designated proxy, John Chevedden (who, as noted above, also is serving as the Proponent's designated proxy), submitted a proposal similar to the Proposal, including a substantially similar supporting statement. In response to a no action request submitted on behalf of Monsanto, the Staff concurred that certain statements included in the supporting statement may be materially false and misleading. Those same statements appear in the supporting statement included here as part of the Proposal. In Monsanto, the Staff stated: "In our view, the Proponent must:

- revise the reference to the Wall Street Journal article to add "Source:" to the beginning of the reference and clarify that the article refers to an opinion article;

- revise the sentences attributed to T.J. Dermott Dunphy to clearly identify which sentences are quotes;

- revise the sentence attributed to Morningstar.com to directly quote the sentence from the source; and

- Revise the caption "Council of Institutional Investor Recommendation" and the discussion under that caption to make clear that the Council of Institutional Investor's recommendation relates to shareholder approval of poison pills generally and not this specific proposal."

For the reasons set forth below, if the Staff does not concur that the Proposal may be omitted in its entirety, the Staff should require the same revisions to the supporting statement included in the Proposal as were required in Monsanto Company:

A. The excerpt from the Wall Street Journal (February 24, 2003) is a paraphrase of the text of an op-ed article expressing the views of the writer. As presented in the supporting statement, this excerpt is falsely and misleadingly portrayed as a news item. The full text of this article is attached hereto as Exhibit B.

B. The excerpt attributed to T.J. Dermot Dunphy is a paraphrase of quotations contained in the cited article. Any quotes from the article should be clearly identified as such. The full text of the article is attached hereto as Exhibit C.

C. The purported quote from Morningstar.com misleadingly excerpts and paraphrases one sentence. The full text of the article is attached as Exhibit D.

D. The reference to the Council of Institutional Investors ("CII") creates the false and misleading impression that the CII has endorsed or recommended a vote for the Proposal. The full text of the article is attached as Exhibit E.

4. The repeated references to a "dictator" in the supporting statement are materially false and misleading, as well as inflammatory. It is unconscionable to equate duly elected directors with "dictators," and this is precisely the type of materially false and misleading allegation, without factual foundation, that Note (b) to Rule 14a-9 is designed to prevent. The fact that the word "dictator" is a statement made by another person whose remarks are reprinted by the Proponent is of no relevance. The Proponent embraces the word as his own by republishing it in his

supporting statement. As was stated by David Sirignano in an article in 1988 ("Review of Proxy Contests By the Staff of the Securities and Exchange Commission"), when a soliciting party cites other sources, "the solicitor must be prepared to support the statements made, not merely support the fact that the statement was made." In addition, the Proponent, on his own, uses the word "dictator," in a caption appearing in the supporting statement.

For the foregoing reasons, the Company believes it may properly omit the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(3). Alternatively if the Staff does not concur that the entire Proposal may be omitted, the Proponent should be required to revise his Proposal to eliminate all false and misleading statements or to make them not false or misleading, or the Company should be permitted to omit the entire Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(3).

III. Conclusion

For the reasons discussed above, the Company requests that the Staff concur with the Company's view that the Proposal may properly be omitted from its Proxy Materials under Rule 14a-8(i)(3) because the Proposal is materially false and misleading in violation of Rule 14a-9. Should the Staff disagree with the Company's position or require any additional information, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (212) 735-3360, or, in my absence, Richard J. Grossman of this firm at (212) 735-2116.

Very truly yours,

Daniel E. Stoller

Enclosures

cc: Marianne Drost, Esq., Senior Vice President,
Deputy General Counsel and Corporate Secretary,
Verizon Communications Inc.
Mr. Chris Rossi
Mr. John Chevedden

chris Ross.
P.O. Box 249
Boonville, CA 95415

Mr. Charles Lee
Chairman
Verizon Communications (VZ)
1095 Avenue of the Americas, 36th Floor
New York, NY 10036
Phone: (212) 395-2121
Fax: (212) 921-2971

Marianne Drost   OCT 14 2003 ✓

Dear Mr. Lee,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Chris Ross   Oct 7-03

Record Holder

cc: William P. Barr
General Counsel
Frederic V. Salerno
Vice Chairman of the Board

3 – Shareholder Voting Right on a Poison Pill

RESOLVED: That the shareholders of our company request that our Board of Directors seek shareholder approval at the earliest subsequent shareholder election, for the adoption, maintenance or extension of any current or future poison pill. Once adopted, removal of this proposal or any dilution of this proposal, would consistently be submitted to shareholder vote at the earliest subsequent shareholder election.

Chris Rossi , P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

Shareholders' Central Role

Putting poison pills to a vote is a way of affirming the central role that shareholders should play in the life of a corporation. An anti-democratic scheme to flood the market with diluted stock is not a reason that a tender for our stock should fail.

Source: *The Motley Fool*

The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors.

Source: *Moringstar.com*

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could turn on a dime and sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Akin to a Dictator

Poison pills are akin to a dictator who says, "Give up more of your freedom and I'll take care of you.

"Performance is the greatest defense against getting taken over. Ultimately if you perform well you remain independent, because your stock price stays up."

Source: T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for more than 25 years.

This topic won an overall 60% yes-vote at 79 companies in 2003. I do not see how our Directors could object to this proposal because it gives our Directors the flexibly to override our shareholder vote if our Directors seriously believe they have a good reason. I believe that there is a greater tendency for shareholders, who more closely follow our company, to vote in favor of this proposal topic.

I believe our board may be tempted to partially implement this proposal to gain points in the new corporate governance scoring systems. I do not believe that a partial implementation, which could still allow our directors to give us a poison pill on short notice, would be a substitute for complete implementation.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 130 pension funds investing $2 trillion, called for shareholder approval of poison pills. Based on the 60% overall yes-vote in 2003 many shareholders believe companies should allow their shareholders a vote.

Shareholder Voting Right on a Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from *The Wall Street Journal*, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company requests help to locate these or other references.

The Wall Street Journal

Monday, February 24, 2003

Corporate Governance (A Special Report): Essay

Don't Sweat It: There's nothing wrong with corporate governance that the threat of a hostile takeover couldn't fix

By Holman W. Jenkins Jr.

ARE ENRON, WorldCom, Tyco and Adelphia emblematic of the state of U.S. corporate governance?

Or is a better guide the fact that we have the world's strongest economy and its most dominant corporations, and that we recently endured only a mild recession after one of the longest booms in history? For that matter, against the long pattern of stock market ups and downs, even the downs of late have hardly been the stuff to cause stockbrokers to jump out windows.

The latter sometimes escapes notice. Most of the wealth wiped out in the past three years was concentrated in a handful of very large companies in the technology sector, whose stock prices merely returned to earth. Cisco, a still-thriving leader in Internet plumbing, saw half a trillion dollars in investor wealth wiped out at its lowest point -- to name just one of these megacap corrections. As a study by McKinsey's Tim Koller recently noted, once you factor out companies whose valuations were briefly inflated in the tech bubble, it's questionable whether we've been in a bear market at all.

Governance of anything tends be adaptive and improvisational. That's true as much of corporate governance as city politics or the U.S. Congress. Let's consider today's focal dissatisfaction, the remarkable explosion of chief executive compensation, which, though sometimes exaggerated, marks perhaps the most impressive feature on the corporate-governance landscape in the past 15 years.

Before complaining that you, as shareholder, didn't vote for high CEO pay, let's remember that you did -- by buying shares during the long bull market pretty much in tandem with rising CEO pay. Before blaming crony boards, it's worth remembering that, by almost any standard, boards are more independent than they were 10, 20, 30 or 40 years ago. Indeed, U.S. companies are more transparent and accountable than those in almost any other country, yet the vast increase in pay happened here, not there.

Finally, before complaining that CEOs have continued to make zillions from stock options in a bear market, recall that an option issued seven years ago, say, when the stock was worth $10 can't help being profitable at today's stock price of $20, even if the stock passed through $50 in between.

Corporate governance is not aimed at a platonic ideal of proportionality or seemliness. If paying a CEO a billion dollars instead of a million dollars would raise the share price by $1, the shareholder would be rational to pay the higher wage. Because the CEO's reward is tied to the stock price, shareholders have believed, rightly or wrongly, that no matter how big the option package, the transaction was necessarily win-win.

Some of us who've followed closely the increasing arc of CEO pay believe it's no coincidence that the rise began just as courts and legislatures were erecting obstacles to hostile takeovers. This intuition has been now been endorsed in a recent issue of the University of Chicago's law journal devoted to reflections on the 20th anniversary of the invention of the "poison pill," a takeover defense adopted by hundreds of companies since it was upheld by the Delaware Chancery Court in 1985.

Contrary to expectations, takeovers didn't stop -- they just stopped being hostile. Managers who might otherwise have resisted losing their jobs were brought back into line with big option packages that assured them of a personal payoff. Meanwhile, more emphasis was placed on requiring directors to act "independently" of management in evaluating a bid. These "adaptive devices," write Marcel Kahan and Edward Rock, "had the effect of transforming the pill, a potentially pernicious governance tool, into a device that is plausibly in shareholders' interest."

No adaptation can solve everything, however, and it's worth wondering in light of recent scandals if incentive pay and board independence are sufficient substitutes for the possibility of a hostile takeover.

Michael Eisner's remarkable achievements at Disney, it's worth noting, began because the board in 1984 was casting about for new leadership and a new strategy to fend off hostile raiders. Though Mr. Eisner built the company into a born-again powerhouse, the stock has recently fallen into a muddle once more, and this time a hostile takeover is virtually inconceivable. What's more, Mr. Eisner recently managed to use precisely the new vogue for "independent" directors to demote his most urgent critic on the Disney board.

The real problem for Disney dissidents, though, is that they were utterly at a loss to propose an alternative to Mr. Eisner's strategy and leadership. That's where the prospect of a hostile bid comes in. It at least allows the possibility of outside money doing for (or to) a company what it won't do for itself.

2003 WL-WSJ 3959990

Corporate-governance "reform" has been on every lip lately, yet precious little attention has been paid to reforming what economists call the market for corporate control. Instead we get proposals for separating the office of chairman and chief executive, appointing a "lead" director or recording a nominal accounting charge for management's stock options -- watery initiatives at best, utterly stylistic at worst.

Aside from the odd campaign by TIAA-CREF, the big pension-fund manager, against a given company's poison pill, most "reformers," true to their basically establishment credentials, have gone along with a steady erosion of shareholders' right to expect management to entertain an unsolicited bid. Yet the problem of corporate governance has always been how to constrain and discipline management's power.

Hectoring board members to act more independently is a poor substitute for the bracing possibility that dissatisfied shareholders could turn on a **dime** and sell the company out from under its present leaders to a hostile suitor. An important negative check on management went missing when we reined in hostile takeovers. Instead we were left waving ever-larger carrots in front of managements in hopes of inducing them to serve shareholder interests. Carrots are fine, but a stick is often handy, too.

Mr. Jenkins is a member of The Wall Street Journal's editorial board and writes the paper's weekly Business World column. He can be reached at Holman.Jenkins@WSJ.com.

---- INDEX REFERENCES ----

COMPANY (TICKER): Walt Disney Co. (DIS)

NEWS SUBJECT: Corporate Governance; Corporate Governance; Management Issues; Management Issues; Dow Jones Total Market Index; Wall Street Journal; English language content; Corporate/Industrial News; Acquisitions/Mergers/Takeovers; Ownership Changes; Acquisitions, Mergers and Takeovers; Corporate Actions (COGV CCPGVN MNT C41 WEI WSJ ENGL CCAT C181 C18 TNM CAC)

MARKET SECTOR: Consumer Cyclical; Newswire End Code (CYC NND)

INDUSTRY: Broadcasting; All Entertainment & Leisure; Media; Dow Jones

1999 WL-WSJ 5450258

The Wall Street Journal

Wednesday, April 28, 1999

Heard on the Street

Sealed Air's CEO Takes Holders' View of 'Poison Pills'

By Paul M. Sherer
Staff Reporter of The Wall Street Journal

Most companies fight shareholder attempts to remove "poison pills" and other devices corporate directors use to repel takeovers and keep their jobs secure.

That's what makes the experience of Sealed Air so curious. Management of the Saddle Brook, N.J., packaging company has been making the shareholder argument -- last year trying twice in vain to rid antitakeover provisions from its bylaws.

In both ballots the company won the vast majority of votes, but the measures failed because not enough shareholders voted to cross the 80% threshhold. Now, Sealed Air is going to the well again: It is asking shareholders to approve bylaw changes at its annual meeting May 21 to end staggered directorships, let shareholders remove directors by written consent -- and strike down a clause requiring 80% of holders vote in favor for a bylaw to be changed.

"These so-called shareholder rights are designed like fishhooks" -- easy to get in, but tough to pull out of, contends T.J. Dermot **Dunphy**, Sealed Air's chief executive. Born in Ireland, he became a U.S. citizen in 1961 and now preaches Jeffersonian democracy. "Our theory is: Performance is the greatest defense against getting taken over. Ultimately if you perform well you remain independent, because your stock price stays up."

After a wave of hostile takeovers in the 1980s, companies began adopting measures to fend off unwanted suitors. A poison pill makes an unwanted takeover prohibitively expensive by triggering a massive issuance of shares. With staggered directorships, only a portion of the board comes up for re-election each year, making it difficult for a hostile bidder to replace the board with its own representatives.

Mr. **Dunphy**, 67 years old, has run Sealed Air since 1971, without the benefit of poison pills or directors' job-security devices. Investors largely have enjoyed the ride: The stock has soared 902% from 1989 through last year, more than 3.5 times the 248% return for the Standard & Poor's 500-stock index. But as part of last year's $4.9 billion merger of W.R. Grace's Cryovac division,

Sealed Air inherited the three measures it is now trying to remove. Sealed Air makes high-tech packaging materials, such as the bubble wrap used to ship fragile items.

Mr. **Dunphy's** stance is "incredibly uncommon," says Kurt Schacht, general counsel at the State of Wisconsin Investment Board. The board, known as SWIB, manages $61.5 billion in assets and has been actively pushing for better corporate governance. "They're making the shareholders' argument, and you usually don't see that from a management group," Mr. Schacht says.

He should know. SWIB last month narrowly lost a shareholder vote to force semiconductor-equipment maker Applied Materials to get shareholder approval for any revision or renewal of its poison-pill plan. Of the 74% of shares voting, about 46% voted for the SWIB proposal and about 51.4% voted against, a company spokesman says.

Applied Materials was so opposed to the measure that it repeatedly called small shareholders urging them to vote against the change, a tactic usually reserved for hotly contested hostile-takeover battles. They placed three calls to small shareholder David Lewandowski, who also happens to be a due-diligence officer for SWIB. It was the first time he'd ever been called on such an issue. Of course, he voted for the measure backed by his employer. "I figured it's a good idea, and a good career-continuance move," he quips.

It isn't just Sealed Air's antitakeover stance that sets it apart. No U.S. employees of the company have employment contracts. That includes the top executives, who also have none of the golden parachutes that handsomely pay off executives when their companies are taken over, and no guaranteed severance provisions.

"I admire their integrity," says Chris Davis, portfolio manager at Davis Selected Advisers, which owns about three million Sealed Air shares. "I think nine times out of 10 the argument that these antitakeover provisions are in the shareholder interest is absolute hypocrisy. Usually it ends up just being the management extorting a big pay package for itself at the expense of shareholders."

While investors like the company, that doesn't mean the stock is a screaming bargain. Sealed Air shares jumped earlier this month after a positive report from Morgan Stanley Dean Witter. The report said new products from Sealed Air could add $500 million to $1 billion in cumulative sales over the next five years. Though it noted that the stock trades at about twice the price/earnings ratio of its peers, the report said the premium is justified because of superior growth potential "combined with arguably the best management in the industry."

1999 WL-WSJ 5450258

"It's a real money machine," says Hart Woodson, portfolio manager of the Gabelli Global Convertible Securities Fund. Gabelli holds both the convertible and common shares, and voted with the management last year. "We love the cash flow, we love the management. But on a valuation basis, it's not at a deep discount to what we think it should be valued at." Gabelli has a price target over a two-year time horizon of the high 60s to low 70s. In New York Stock Exchange composite trading yesterday, the shares rose $2.8125, or 5.2%, to $56.4375.

After its strong performance over the long haul, Sealed Air stumbled a bit last year. Some analysts believe the company paid a steep price for Cryovac. Certainly the company bit off a big chunk; Cryovac was twice the size of Sealed Air. In July, the company announced second-quarter earnings that fell well short of analysts' expectations and said it would cut 5% of its work force; in October the company took a $137 million charge against earnings, mostly from the merger.

"The book is still being written on the Cryovac merger, as to whether they'll be successful or not," says George L. Staphos, who covers the company for Salomon Smith Barney. "We believe they will. But 1999 is the year that they've got to put points up on the board with Cryovac."

Yesterday, Sealed Air said its first-quarter net income rose 89% on a proforma basis, with earnings per share coming in above analysts' expectations.

Ironically, last year's weak share price might have left it vulnerable to a hostile takeover attempt, though Sealed Air said it has never been the target of an unwanted advance.

In a letter to shareholders urging defeat of the SWIB measure, Applied Materials wrote that its antitakeover measures are "designed to protect stockholders by providing the Board adequate time and flexibility either to negotiate the highest possible bid from a potential acquirer or to develop alternatives that might better maximize stockholder value."

An Applied Materials spokesman declined to comment further.

Mr. **Dunphy** says he isn't preaching to other companies; they may have valid reasons for using antitakeover provisions, he says. But he bristles at the argument that the board -- and not investors -- should decide to sell the company.

1999 WL-WSJ 5450258

"That's akin to the argument of a benevolent dictator, who says, 'Give up more of your freedom and I'll take care of you,"' Mr. **Dunphy** says. "I'm a believer in Jeffersonian democracy. Power should come from the people."

Yet studies seem to show that poison pills work. In 300 transactions from 1993 to 1997 studied by J.P. Morgan, companies with pills sold at a median premium of 34.6% over the preoffer trading price, compared with 25.0% for companies without a pill.

But Mr. **Dunphy** challenges the studies. "Underperforming companies will necessarily be bought out at a higher premium," because the acquirer will see the underlying value that can be gained by better management," he says. For a strongly performing company, "there is no great value to be added by an acquirer."

Sealed Air
(NYSE symbol: SEE)
Business: Protective packaging
Year ended Dec. 31

In millions	1998	1997
Revenue:	$2,507*	$1,833
Earnings:	$73.0	$173.7**
Dil'd Share Erns.:	$0.04*	$2.38**

Latest quarter (Dec. 31, 1998):
Dil'd Share Erns: $0.56* vs. $0.85**
Average daily volume: 419,711 shares
Shares outstanding: 83.4 million
Trailing P/E: 29
Dividend Yield: none

*Includes gain of $23.6 million related to post-employment benefit obligations for the year and latest quarter. Includes charge of $111.1 million for restructuring and other undisclosed matters for the year.

**Includes undetailed charges of $14.4 million.

---- INDEX REFERENCES ----

COMPANY (TICKER): Applied Materials Inc.; Sealed Air Corp. (AMAT SEE)

NEWS SUBJECT: Analysts' Comments; Corporate Actions; Editorial & Columns; Newspapers' Section Fronts; Heard on the Street; Stock Market News; Wall Street Journal (ANL CAC EDC FRT HRD STK WSJ)

MARKET SECTOR: Industrial (IDU)

1999 WL-WSJ 5450258

INDUSTRY: Containers & Packaging (CTR)

PRODUCT: Analysts' Ratings/Comments; Industrial Goods & Services; Wall Street Journal Graphics (DAR DIG PIC)

REGION: North America; United States (NME US)

LAYOUT CODES: Heard on the Street; Major Market Items; Third Front Umbrella (HST MIM TFR)

Word Count: 1375

4/28/99 WSJ C1

END OF DOCUMENT

Exhibit D

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Ask the Analyst

Is Management on Your Side?

by Jeremy Lopez | 08-15-03 | 06:00 AM

Dear Analyst,

As an individual investor in stocks, it's hard to know what companies to trust. What kind of things would tip me off that management isn't in my corner?

Andy C.

Despite all of the litigation and legislation to reform corporate America in recent years, plenty of questionable corporate governance is still out there. Individual investors can't always expect to meet with the management teams of Fortune 500 companies to gauge their character. But there are plenty of red flags investors can search for in publicly available SEC documents. Here are three things to look out for (trust me, the list could be longer), and where to find them:

Stock Option Chicanery

Where Found: Annual 10-K or proxy statement (listed as DEF-14A on the SEC's Edgar Web site)

In addition to firms that hand out too many options to their employees, many also engage in option repricing. That is, they initially issue employee options at one price, but because the company's stock price has since tanked, they replace the old options with new ones at a lower exercise price.

Proponents of repricing say that it limits employee turnover. But we think repricing sends the wrong message to both employees and investors. First, it dilutes the value of remaining shareholders' stock beyond what those options would normally cost investors if they were left untouched. Options are also meant to motivate employees to add value to the company so that the stock appreciates. Lowering the bar just because a company's stock has fallen defeats that purpose. Last, options are inherently a riskier form of compensation than salary. In exchange for the greater potential upside of options, employees (not investors) should bear the risk that they might end up underwater.

Not surprisingly, repricing is pretty common among technology companies because they tend to compensate the heaviest with stock options. More recent examples are Electronic Data Systems EDS, Advanced Micro Devices AMD (more on AMD later), Apple Computer AAPL, Broadcom BRCM, and Sanmina-SCI SANM. Ciena CIEN is certainly among the worst of the bunch. It effectively repriced options twice in 2002!

Executive-Compensation Abuses
Where Found: Proxy statement

If you are a major executive of a publicly traded firm, you'd better be comfortable with the world knowing how much money you make, because it's all disclosed in the annual proxy statement. Despite the transparency, we still see plenty of abuses.

The proxy statement breaks out executive compensation into four categories: base salary, bonus, options, and "other." Comparing one company's compensation with several of its peers' can be useful because you can find out if one management team's pay is out of whack. You can also learn about how companies motivate their employees differently. Some companies, such as Linear Technology LLTC, use profit sharing more than their peers, which is good because it aligns costs and management interests with company performance. Also check the section on options to see if management is pocketing the majority of company options for itself. You can find the total number of options issued in the 10-K.

It's the "other" category of compensation where you can often discover the most interesting things. Some of the more common items include 401(k) matches and insurance benefits. But firms will sometimes pay for other questionable expenses, including country club dues and financial planning fees.

The best example of compensation abuses I can think of is AMD. Jerry Sanders not only earned almost $1 million last year for being chairman (which is egregious by itself), but he has also received large bonuses two out of the past three years, and $500,000 on average over the past three years for transportation costs. Last year, $183,900 of this was for car expenses. *The Mercury News* recently explained why: Because Sanders lives in Southern California and works in Sunnyvale (no, they're not close), he needs two cars and two drivers. Yes, this is the same AMD that has also been a perennial laggard in the chip sector.

Poison Pills
Where Found: Proxy statement and 10-K

Poison pills, also sometimes referred to as shareholders' rights plans, allow one company to fend off an unsolicited bid to be bought by another company. A poison pill deters unsolicited bids by diluting the shares of any one investor who acquires a certain percentage of a firm's total shares outstanding. The most recent high-profile example of this was Oracle's ORCL attempt to buy out PeopleSoft PSFT. Because PeopleSoft has a poison pill, Oracle not only has to convince investors to accept its bid, but also PeopleSoft's board of directors.

The issue of whether poison pills are good or bad is less clear-cut than stock-option and executive-compensation abuses--there's research that actually supports poison pills. For example, the stock of a good company can easily get beaten down in the short term for reasons out of its control. A poison pill protects investors in such a company from being taken out by a larger, mediocre one at a price well below its intrinsic value. Poison pills are also pretty common, even among great companies. Walgreen WAG has a poison pill and claims in a recent proxy that it shares this in common with 60% of the companies in the S&P 500. Truck-maker Paccar PCAR and bond-rater Moody's MCO are two other great companies with poison pills.

But it's the bad apples that spoil the bunch. Think about it. If I were mismanaging a firm, and its stock suffered as a result, wouldn't it be in my best interests to have something in place to protect my backside? After all, I'd probably be the first to go if the company I worked for was bought out. That's the key negative of poison pills--instead of protecting investors, they can also preserve the interests of management deadwood as well. As a capitalist, I have to believe that investors (and society overall) are best off when capital is put to better use. Poison pills, however, can hinder the efficient allocation of capital.

To sum, poison pills are definitely not in shareholders' best interest when bad management is depressing the value of an otherwise decent business. They may be more tolerable when good management is in place, but even then, investors have to consider that those good managers may not be around forever.

The Bigger Picture

While not one of these red flags by itself is reason to avoid a stock, each does give you clues about management's character. And this is also hardly an exhaustive list. Perhaps at a later date, we'll discuss some of the other things some management teams try to get away with, such as related-party transactions. Which reminds me: Aside from the volumes of spam we get, the amount of stock-related questions in our Ask the Analyst inbox has been a little sparse lately. We're unlikely to ever answer the "where do you think Acme's stock will be in 12 months?" inquiries, but if you have a question that you think you and other investors will benefit from having answered, drop us a line. That's what this column is here for.

Jeremy Lopez is an analyst with Morningstar.com. He can be reached at jeremy_lopez@morningstar.com.

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Exhibit E

Corporate Governance Policies

Council of Institutional Investors

Core Policies
General Principles
Positions
Explanatory Notes
(Independent
Director Definition)
Policies Page
CII Home

The Council of Institutional Investors' corporate governance policies establish goals and guidelines for the effective governance of publicly traded corporations. The policies include fundamental core policies that the Council believes should be implemented by all companies, general principles of shareholder rights and board accountability, and a number of more general position statements on various corporate governance issues. It is the Council's hope that corporate boards will meet or exceed these standards and adopt similarly appropriate additional policies to best protect shareholders' interests.

The Council believes that all publicly traded companies and their shareholders and other constituencies benefit from written, disclosed governance procedures and policies. Although the Council believes that the meaningful oversight a board provides may owe most, on a routine basis, to the quality and commitment of the individuals on that board, policies also play an important governance role. Policies can help an effective board perform optimally in both routine and difficult times, and policies can help individual directors and shareholders address problems when they arise.

The Council supports corporate governance initiatives that promote responsible business practices and good corporate citizenship. The Council believes that the promotion, adoption and effective implementation of guidelines for the responsible conduct of business and business relationships are consistent with the fiduciary responsibility of protecting long-term investment interests.

Consistent with their fiduciary obligations to their limited partners, the general partners of venture capital, buyout and other private equity funds should use appropriate efforts to encourage the companies in which they invest to adopt long-term corporate governance provisions that are consistent with the Council's Core Policies, General Principles and Positions or other comparable governance standards. (Click here for a copy of a sample letter addressing this issue that institutional investors may send to general partners of venture capital, buyout and other types of private equity funds.)

Council policies bind neither members nor corporations. They are designed to provide guidelines that the Council has found to be appropriate in most situations. Most of the following policies have withstood the test of over a decade of corporate experience. But members are aware that situations vary and Council members only raise policy issues in particular situations when underlying facts warrant.

CORE POLICIES

1. All directors should be elected annually by confidential ballots counted by independent tabulators. Confidentiality should be automatic and permanent and apply to all ballot items. Rules and practices concerning the casting, counting and verifying of shareholder votes should be clearly disclosed.
2. At least two-thirds of a corporation's directors should be independent. A director is deemed independent if his or her only non-trivial professional, familial or financial connection to the corporation, its chairman, CEO or any other executive officer is his or her directorship. (See explanatory notes.)
3. A corporation should disclose information necessary for shareholders to determine whether each director qualifies as independent, whether or not the disclosure is required by state or federal law. To

assist shareholders in making these determinations, corporations should disclose all financial or business relationships with and payments to directors and their families and all significant payments to companies, non-profits, foundations and other organizations where company directors serve as employees, officers or directors. (See explanatory notes for the types of relationships that should be disclosed.)

4. Companies should have audit, nominating and compensation committees. All members of these committees should be independent. The board (rather than the CEO) should appoint committee chairs and members. Committees should have the opportunity to select their own service providers. Some regularly scheduled committee meetings should be held with only the committee members (and, if appropriate, the committee's independent consultants) present. The process by which committee members and chairs are selected should be disclosed to shareholders.
5. A majority vote of common shares outstanding should be required to approve major corporate decisions concerning the sale or pledge of corporate assets which would have a material effect on shareholder value. A sale or pledge of assets will automatically be deemed to have a material effect on shareholder value if the value of the assets at the time of sale or pledge exceeds 10 percent of the assets of the company and its subsidiaries on a consolidated basis.

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GENERAL PRINCIPLES

A. Shareholder Voting Rights

1. Each share of common stock, regardless of class, should have one vote. Corporations should not have classes of common stock with disparate voting rights. Authorized unissued common shares that have voting rights to be set by the board should not be issued without shareholder approval.
2. Shareholders should be allowed to vote on unrelated issues individually. Individual voting issues, particularly those amending a company's charter, bylaws, or anti-takeover provisions, should not be bundled.
3. A majority vote of common shares outstanding should be sufficient to amend company bylaws or take other action requiring or receiving a shareholder vote.
4. Broker non-votes and abstentions should be counted only for purposes of a quorum.
5. A majority vote of common shares outstanding should be required to approve major corporate decisions including:

    a. the corporation's acquiring, other than by tender offer to all shareholders, 5 percent or more of its common shares at above-market prices;
    b. provisions resulting in or being contingent upon an acquisition other than by the corporation of common shares having on a pro forma basis 20 percent or more of the combined voting power of the outstanding common shares, or a change in the ownership of 20 percent or more of the assets of the corporation, or other provisions commonly known as shareholder rights plans, or poison pills;
    c. abridging or limiting the rights of common shares to (i) vote on the election or removal of directors or the timing or length of their term of office, or (ii) make nominations for directors or propose other action to be voted on by shareholders, or (iii) call special meetings of shareholders or take action by written consent or affect the procedure for fixing the record date for such action;
    d. permitting or granting any executive or employee of the corporation upon termination of employment, any amount in excess of two times that person's average annual compensation for the previous three years; and
    e. provisions resulting in the issuance of debt to a degree that would excessively leverage the company and imperil the long-term viability of the

corporation.

6. Shareholders should have the opportunity to vote on all equity-based compensation plans that include any director or executive officer of the company. Shareholders should also have the opportunity to vote on any equity-based compensation plan where the number of reserved shares, together with the company's outstanding equity-based awards and shares available for grant, may have a material impact on the capital structure of the company and the ownership interests of its shareholders. Generally, five percent dilution represents a material impact, requiring a shareholder vote

7. Shareholders should have better access to the proxy for corporate governance issues.

B. Shareholder Meeting Rights

1. Corporations should make shareholders' expense and convenience primary criteria when selecting the time and location of shareholder meetings.
2. Appropriate notice of shareholder meetings, including notice concerning any change in meeting date, time, place or shareholder action, should be given to shareholders in a manner and within time frames that will ensure that shareholders have a reasonable opportunity to exercise their franchise.
3. All directors should attend the annual shareholders' meeting and be available, when requested by the chair, to answer shareholder questions.
4. Polls should remain open at shareholder meetings until all agenda items have been discussed and shareholders have had an opportunity to ask and receive answers to questions concerning them.
5. Companies should not adjourn a meeting for the purpose of soliciting more votes to enable management to prevail on a voting item. Extending a meeting should only be done for compelling reasons such as vote fraud, problems with the voting process or lack of a quorum.
6. Companies should hold shareholder meetings by remote communication (so-called electronic or "cyber" meetings) only as a supplement to traditional in-person shareholder meetings, not as a substitute.
7. Shareholders' rights to call a special meeting or act by written consent should not be eliminated or abridged without the approval of the shareholders. Shareholders' rights to call special meetings or to act by written consent are fundamental ones; votes concerning either should not be bundled with votes on any other matters.
8. Corporations should not deny shareholders the right to call a special meeting if such a right is guaranteed or permitted by state law and the corporation's articles of incorporation.

C. Board Accountability to Shareholders

1. Corporations and/or states should not give former directors who have left office (so-called "continuing directors") the power to take action on behalf of the corporation.
2. Boards should review the performance and qualifications of any director from whom at least 10 percent of the votes cast are withheld.
3. Boards should take actions recommended in shareholder proposals that receive a majority of votes cast for and against. If shareholder approval is required for the action, the board should submit the proposal to a binding vote at the next shareholder meeting. This policy does not apply if the resolution requested the sale of the company and within the past six months the board retained an investment banker to seek buyers and no potential buyers were found.
4. Directors should respond to communications from shareholders and should seek shareholder views on important governance, management and performance matters.
5. Companies should disclose individual director attendance figures for board and committee meetings. Disclosure should distinguish between in-person and telephonic attendance. Excused absences should not be categorized as attendance.

D. Director and Management Compensation

1. Annual approval of at least a majority of a corporation's independent directors should be required for the CEO's compensation, including any bonus, severance, equity-based and/or extraordinary payment.
2. Absent unusual and compelling circumstances, all directors should own company common stock, in addition to any options and unvested shares granted by the company.
3. Directors should be compensated only in cash or stock, with the majority of the compensation in stock.
4. Boards should award chief executive officers no more than one form of equity-based compensation.
5. Unless submitted to shareholders for approval, no "underwater" options should be repriced or replaced, and no discount options should be awarded.
6. Change-in-control provisions in compensation plans and compensation agreements should be "double-triggered," stipulating that compensation is payable only (1) after a control change actually takes place and (2) if a covered executive's job is terminated as a result of the control change.
7. Companies should disclose in the annual proxy statement whether they have rescinded and re-granted options exercised by executive officers during the prior year or if executive officers have hedged (by buying puts and selling calls or employing other risk-minimizing techniques) shares awarded as stock-based incentive or acquired through options granted by the company. Such practices reduce the risk of stock-based incentive compensation awarded to executive officers and should be disclosed to shareholders.
8. Since stock options granted to employees, directors and non-employees are compensation and have a cost, companies should include these costs as an expense on their reported income statements with appropriate valuation assumptions disclosed.

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POSITIONS

A. Board Shareholder Accountability

1. Shareholders' right to vote is inviolate and should not be abridged.
2. Corporate governance structures and practices should protect and enhance accountability to, and equal financial treatment of, shareholders. An action should not be taken if its purpose is to reduce accountability to shareholders.
3. Shareholders should have meaningful ability to participate in the major fundamental decisions that affect corporate viability.
4. Shareholders should have meaningful opportunities to suggest or nominate director candidates.
5. Shareholders should have meaningful opportunities to suggest processes and criteria for director selection and evaluation.
6. Directors should own a meaningful position in company common stock, appropriate to their personal circumstances.
7. Absent compelling and stated reasons, directors who attend fewer than 75 percent of board and board-committee meetings for two consecutive years should not be renominated.
8. Boards should evaluate themselves and their individual members on a regular basis. Board evaluation should include an assessment of whether the board has the necessary diversity of skills, backgrounds, experiences, ages, races and genders appropriate to the company's ongoing needs. Individual director evaluations should include high standards for in-person attendance at board and committee meetings and disclosure of all absences or conference call substitutions.

B. Board Size and Service

1. A board should neither be too small to maintain the needed expertise and independence, nor too large to be efficiently functional. Absent compelling, unusual circumstances, a board should have no fewer than 5 and no more than 15 members. Shareholders should be allowed to vote on any major change in board size.

2. Companies should set and publish guidelines specifying on how many other boards their directors may serve. Absent unusual, specified circumstances, directors with full-time jobs should not serve on more than two other boards. If the director is a currently serving CEO, he or she should only serve as a director of one other company, and do so only if the CEO's own company is in the top half of its peer group. No person should serve on more than five for-profit company boards.

C. Board Meetings and Operations

1. Directors should be provided meaningful information in a timely manner prior to board meetings. Directors should be allowed reasonable access to management to discuss board issues.
2. Directors should be allowed to place items on board agendas.
3. Directors should receive training from independent sources on their fiduciary responsibilities and liabilities. Directors have an affirmative obligation to become and remain independently familiar with company operations; directors should not rely exclusively on information provided to them by the CEO to do their jobs.
4. The board should hold regularly scheduled executive sessions without the CEO or staff present. The independent directors should also hold regularly scheduled in-person executive sessions without non-independent directors and staff present.
5. If the CEO is chairman, a contact director should be specified for directors wishing to discuss issues or add agenda items that are not appropriately or best forwarded to the chair/CEO.
6. The board should approve and maintain a CEO succession plan.
7. Auditor Independence Policy:
   - An external auditor should not perform any non-audit services for its audit clients, except (1) services that are required by statute or regulation to be performed by a company's external auditor, such as attest services, (2) services related to tax return preparation, provided that such services should not include (a) the provision of advice regarding the structuring or any transaction, (b) serving as the company's advocate or representative in the tax audit process, (c) unless, however, these services are in connection with acquisitions or divestitures of company subsidiaries or businesses, (3) accounting and tax services provided in connection with an acquisition or divestiture. Under no circumstances should a company's external auditor provide (1) non-audit services currently prohibited by SEC regulation, (2) financial information systems design or implementation services, (3) internal audit consulting services, or (4) management consulting services.
   - To ensure that the provision of permitted non-audit services does not compromise the external auditor's independence, a company's management and the audit committee of the board of directors should formulate an auditor independence policy; compliance should be monitored by the board of directors. The audit committee should be composed exclusively of directors who are independent under the definition set forth in these Core Policies and Principles and its pre-approval should be required for any contract for non-audit services in excess of $50,000 to be entered into with the company's external auditor.
   - To permit shareholders to monitor the provision of non-audit services, the company should disclose in its proxy statement the auditor independence policy and the fees paid by the company for each category of non-audit services. The proxy statement should also include a copy of the audit committee charter, contain a statement by the audit committee that it has complied with the duties outlined in the charter, confirm that the audit committee pre-approved contracts for non-audit services as described above, and contain a statement by the audit committee that it believes that the external auditor's independence has not been impaired by the audit firm's provision of permitted non-audit services.
   - In engaging the external auditor's services, the audit committee or the full board, not the company, should be designated as the auditor's client. The full board or the audit committee should seek competitive bids for the external audit engagement no less frequently than every five years.

D. Compensation

1. Pay for directors and managers should be indexed to peer or market groups, absent unusual and specified reasons for not doing so. Boards should consider options with forward contracts to align managers' interests with shareholders'.

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EXPLANATORY NOTES TO CORE POLICIES

(INDEPENDENT DIRECTOR DEFINITION)

An independent director is someone whose only nontrivial professional, familial or financial connection to the corporation, its chairman, CEO or any other executive officer is his or her directorship.

NOTES: Independent directors do not invariably share a single set of qualities that are not shared by non-independent directors. Consequently no clear rule can unerringly describe and distinguish independent directors. However, members of the Council of Institutional Investors believe that the promulgation of a narrowly drawn definition of an independent director (coupled with a policy specifying that at least two-thirds of board members should meet this standard) is in the corporation's and all shareholders' ongoing financial interest because:

-- independence is critical to a properly functioning board,

-- certain clearly definable relationships pose a threat to a director's unqualified independence in a sufficient number of cases that they warrant advance identification,

-- the effect of a conflict of interest on an individual director is likely to be almost impossible to detect, either by shareholders or other board members, and,

-- while an across-the-board application of *any* definition to a large number of people will inevitably miscategorize a few of them, this risk is sufficiently small that it is far outweighed by the significant benefits.

Stated most simply, an independent director is a person whose directorship constitutes his or her only connection to the corporation. The definition approved by members of the Council contains this basic formulation. It then adds to it a list of the relationships members believe pose the greatest threat to a director's independence. The existence of any such relationship will remove a director from the independent category.

The following notes are supplied to give added clarity and guidance in interpreting the specified relationships.

A director will not generally be considered independent if he or she:

(a) is, or in the past five years has been, employed by the corporation or an affiliate in an executive capacity;

NOTES: The term "executive capacity" includes the chief executive, operating, financial, legal and accounting officers of a company. This includes the president, treasurer, secretary, controller and any vice-president who is in charge of a principal business unit, division or function (such as sales, administration or finance) or performs a major policymaking function for the corporation.

An "affiliate" relationship is established if one entity either alone or pursuant to an arrangement with one or more other persons, owns or has the power to vote more than 25 percent of the equity interest in another, unless some other person, either alone or pursuant to an arrangement with one or more other persons, owns or has the power to vote a greater percentage of the equity interest. For these purposes, equal joint venture partners meet the definition of an affiliate, and officers and employees of equal joint venture enterprises are considered affiliated.

Affiliates include predecessor companies. A "predecessor" of the corporation is a corporation that within the last ten years represented more than 80 percent of the corporation's sales or assets when such predecessor became part of the corporation. Recent merger partners are also considered predecessors. A recent merger partner is a corporation that directly or indirectly became part of the corporation or a predecessor within the last ten years and represented more than 50 percent of the corporation's or predecessor's sales or assets at the time of the merger.

A subsidiary is an affiliate if it is at least 80 percent owned by the corporation and accounts for 25 percent of the corporation's consolidated sales or assets.

(b) is, or in the past five years has been, an employee or owner of a firm that is one of the corporation's or its affiliate's paid advisers or consultants;

NOTES: Advisers or consultants include, but are not limited to, law firms, accountants, insurance companies and banks.

(c) is, or in the past five years has been, employed by a significant customer or supplier;

NOTES: A director shall be deemed to be employed by a significant customer or supplier if the director:

> -- is, or in the past five years has been, employed by or has had a five percent or greater ownership interest in a supplier or customer where the sales to or by the corporation represent more than one percent of the sales of the customer or supplier or more than one percent of the sales of the corporation,
>
> -- is, or in the past five years has been, employed by or has had a five percent or greater ownership interest in one of the corporation's debtors or creditors where the amount owed exceeds one percent of the corporation's or the third party's assets,
>
> Ownership means beneficial or record ownership, not custodial ownership.

(d) has, or in the past five years has had, a personal services contract with the corporation, its chairman, CEO or other executive officer or any affiliate of the corporation;

NOTES: Council members believe that even small personal services contracts, no matter how formulated, can threaten a director's complete independence. This includes any arrangement under which the director borrows or lends money to the corporation at rates better (for the director) than those available to normal customers -- even if no other services from the director are specified in connection with this relationship.

(e) is, or in the past five years has been, an employee, officer or director of a foundation, university or other non-profit organization that receives significant grants or endowments from the corporation or one of its affiliates;

NOTES: This relationship includes that of any director who is, or in the past five years has been, an employee, officer or director of a non-profit organization to which the corporation or its affiliate gives more than $100,000 or one percent of total annual donations received (whichever is less), or who is, or in the past five years has been, a *direct* beneficiary of *any* donations to such an organization.

(f) is, or in the past five years has been, a relative of an executive of the corporation or one of its affiliates;

NOTES: Relatives include spouses, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, aunts, uncles, nieces, nephews and first cousins. Executives include those serving in an "executive capacity."

and

(g) is, or in the past five years has been, part of an interlocking directorate in which the CEO or other executive officer of the corporation serves on the board of another corporation that employs the director.

Approved 3/25/02

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The Wall Street Journal

Monday, February 24, 2003

Corporate Governance (A Special Report): Essay

Don't Sweat It: There's nothing wrong with corporate governance that the threat of a hostile takeover couldn't fix

By Holman W. Jenkins Jr.

ARE ENRON, WorldCom, Tyco and Adelphia emblematic of the state of U.S. corporate governance?

Or is a better guide the fact that we have the world's strongest economy and its most dominant corporations, and that we recently endured only a mild recession after one of the longest booms in history? For that matter, against the long pattern of stock market ups and downs, even the downs of late have hardly been the stuff to cause stockbrokers to jump out windows.

The latter sometimes escapes notice. Most of the wealth wiped out in the past three years was concentrated in a handful of very large companies in the technology sector, whose stock prices merely returned to earth. Cisco, a still-thriving leader in Internet plumbing, saw half a trillion dollars in investor wealth wiped out at its lowest point -- to name just one of these megacap corrections. As a study by McKinsey's Tim Koller recently noted, once you factor out companies whose valuations were briefly inflated in the tech bubble, it's questionable whether we've been in a bear market at all.

Governance of anything tends be adaptive and improvisational. That's true as much of corporate governance as city politics or the U.S. Congress. Let's consider today's focal dissatisfaction, the remarkable explosion of chief executive compensation, which, though sometimes exaggerated, marks perhaps the most impressive feature on the corporate-governance landscape in the past 15 years.

Before complaining that you, as shareholder, didn't vote for high CEO pay, let's remember that you did -- by buying shares during the long bull market pretty much in tandem with rising CEO pay. Before blaming crony boards, it's worth remembering that, by almost any standard, boards are more independent than they were 10, 20, 30 or 40 years ago. Indeed, U.S. companies are more transparent and accountable than those in almost any other country, yet the vast increase in pay happened here, not there.

Finally, before complaining that CEOs have continued to make zillions from stock options in a bear market, recall that an option issued seven years ago, say, when the stock was worth $10 can't help being profitable at today's stock price of $20, even if the stock passed through $50 in between.

Corporate governance is not aimed at a platonic ideal of proportionality or seemliness. If paying a CEO a billion dollars instead of a million dollars would raise the share price by $1, the shareholder would be rational to pay the higher wage. Because the CEO's reward is tied to the stock price, shareholders have believed, rightly or wrongly, that no matter how big the option package, the transaction was necessarily win-win.

Some of us who've followed closely the increasing arc of CEO pay believe it's no coincidence that the rise began just as courts and legislatures were erecting obstacles to hostile takeovers. This intuition has been now been endorsed in a recent issue of the University of Chicago's law journal devoted to reflections on the 20th anniversary of the invention of the "poison pill," a takeover defense adopted by hundreds of companies since it was upheld by the Delaware Chancery Court in 1985.

Contrary to expectations, takeovers didn't stop -- they just stopped being hostile. Managers who might otherwise have resisted losing their jobs were brought back into line with big option packages that assured them of a personal payoff. Meanwhile, more emphasis was placed on requiring directors to act "independently" of management in evaluating a bid. These "adaptive devices," write Marcel Kahan and Edward Rock, "had the effect of transforming the pill, a potentially pernicious governance tool, into a device that is plausibly in shareholders' interest."

No adaptation can solve everything, however, and it's worth wondering in light of recent scandals if incentive pay and board independence are sufficient substitutes for the possibility of a hostile takeover.

Michael Eisner's remarkable achievements at Disney, it's worth noting, began because the board in 1984 was casting about for new leadership and a new strategy to fend off hostile raiders. Though Mr. Eisner built the company into a born-again powerhouse, the stock has recently fallen into a muddle once more, and this time a hostile takeover is virtually inconceivable. What's more, Mr. Eisner recently managed to use precisely the new vogue for "independent" directors to demote his most urgent critic on the Disney board.

The real problem for Disney dissidents, though, is that they were utterly at a loss to propose an alternative to Mr. Eisner's strategy and leadership. That's where the prospect of a hostile bid comes in. It at least allows the possibility of outside money doing for (or to) a company what it won't do for itself.

2003 WL-WSJ 3959990

Corporate-governance "reform" has been on every lip lately, yet precious little attention has been paid to reforming what economists call the market for corporate control. Instead we get proposals for separating the office of chairman and chief executive, appointing a "lead" director or recording a nominal accounting charge for management's stock options -- watery initiatives at best, utterly stylistic at worst.

Aside from the odd campaign by TIAA-CREF, the big pension-fund manager, against a given company's poison pill, most "reformers," true to their basically establishment credentials, have gone along with a steady erosion of shareholders' right to expect management to entertain an unsolicited bid. Yet the problem of corporate governance has always been how to constrain and discipline management's power.

Hectoring board members to act more independently is a poor substitute for the bracing possibility that dissatisfied shareholders could turn on a **dime** and sell the company out from under its present leaders to a hostile suitor. An important negative check on management went missing when we reined in hostile takeovers. Instead we were left waving ever-larger carrots in front of managements in hopes of inducing them to serve shareholder interests. Carrots are fine, but a stick is often handy, too.

Mr. Jenkins is a member of The Wall Street Journal's editorial board and writes the paper's weekly Business World column. He can be reached at Holman.Jenkins@WSJ.com.

---- INDEX REFERENCES ----

COMPANY (TICKER): Walt Disney Co. (DIS)

NEWS SUBJECT: Corporate Governance; Corporate Governance; Management Issues; Management Issues; Dow Jones Total Market Index; Wall Street Journal; English language content; Corporate/Industrial News; Acquisitions/Mergers/Takeovers; Ownership Changes; Acquisitions, Mergers and Takeovers; Corporate Actions (COGV CCPGVN MNT C41 WEI WSJ ENGL CCAT C181 C18 TNM CAC)

MARKET SECTOR: Consumer Cyclical; Newswire End Code (CYC NND)

INDUSTRY: Broadcasting; All Entertainment & Leisure; Media; Dow Jones

4/28/99 WSJ C1
4/28/99 Wall St. J. C1

1999 WL-WSJ 5450258

The Wall Street Journal

Wednesday, April 28, 1999

Heard on the Street

Sealed Air's CEO Takes Holders' View of 'Poison Pills'

By Paul M. Sherer
Staff Reporter of The Wall Street Journal

Most companies fight shareholder attempts to remove "poison pills" and other devices corporate directors use to repel takeovers and keep their jobs secure.

That's what makes the experience of Sealed Air so curious. Management of the Saddle Brook, N.J., packaging company has been making the shareholder argument -- last year trying twice in vain to rid antitakeover provisions from its bylaws.

In both ballots the company won the vast majority of votes, but the measures failed because not enough shareholders voted to cross the 80% threshhold. Now, Sealed Air is going to the well again: It is asking shareholders to approve bylaw changes at its annual meeting May 21 to end staggered directorships, let shareholders remove directors by written consent -- and strike down a clause requiring 80% of holders vote in favor for a bylaw to be changed.

"These so-called shareholder rights are designed like fishhooks" -- easy to get in, but tough to pull out of, contends T.J. Dermot **Dunphy**, Sealed Air's chief executive. Born in Ireland, he became a U.S. citizen in 1961 and now preaches Jeffersonian democracy. "Our theory is: Performance is the greatest defense against getting taken over. Ultimately if you perform well you remain independent, because your stock price stays up."

After a wave of hostile takeovers in the 1980s, companies began adopting measures to fend off unwanted suitors. A poison pill makes an unwanted takeover prohibitively expensive by triggering a massive issuance of shares. With staggered directorships, only a portion of the board comes up for re-election each year, making it difficult for a hostile bidder to replace the board with its own representatives.

Mr. **Dunphy**, 67 years old, has run Sealed Air since 1971, without the benefit of poison pills or directors' job-security devices. Investors largely have enjoyed the ride: The stock has soared 902% from 1989 through last year, more than 3.5 times the 248% return for the Standard & Poor's 500-stock index. But as part of last year's $4.9 billion merger of W.R. Grace's Cryovac division,

Sealed Air inherited the three measures it is now trying to remove. Sealed Air makes high-tech packaging materials, such as the bubble wrap used to ship fragile items.

Mr. **Dunphy's** stance is "incredibly uncommon," says Kurt Schacht, general counsel at the State of Wisconsin Investment Board. The board, known as SWIB, manages $61.5 billion in assets and has been actively pushing for better corporate governance. "They're making the shareholders' argument, and you usually don't see that from a management group," Mr. Schacht says.

He should know. SWIB last month narrowly lost a shareholder vote to force semiconductor-equipment maker Applied Materials to get shareholder approval for any revision or renewal of its poison-pill plan. Of the 74% of shares voting, about 46% voted for the SWIB proposal and about 51.4% voted against, a company spokesman says.

Applied Materials was so opposed to the measure that it repeatedly called small shareholders urging them to vote against the change, a tactic usually reserved for hotly contested hostile-takeover battles. They placed three calls to small shareholder David Lewandowski, who also happens to be a due-diligence officer for SWIB. It was the first time he'd ever been called on such an issue. Of course, he voted for the measure backed by his employer. "I figured it's a good idea, and a good career-continuance move," he quips.

It isn't just Sealed Air's antitakeover stance that sets it apart. No U.S. employees of the company have employment contracts. That includes the top executives, who also have none of the golden parachutes that handsomely pay off executives when their companies are taken over, and no guaranteed severance provisions.

"I admire their integrity," says Chris Davis, portfolio manager at Davis Selected Advisers, which owns about three million Sealed Air shares. "I think nine times out of 10 the argument that these antitakeover provisions are in the shareholder interest is absolute hypocrisy. Usually it ends up just being the management extorting a big pay package for itself at the expense of shareholders."

While investors like the company, that doesn't mean the stock is a screaming bargain. Sealed Air shares jumped earlier this month after a positive report from Morgan Stanley Dean Witter. The report said new products from Sealed Air could add $500 million to $1 billion in cumulative sales over the next five years. Though it noted that the stock trades at about twice the price/earnings ratio of its peers, the report said the premium is justified because of superior growth potential "combined with arguably the best management in the industry."

"It's a real money machine," says Hart Woodson, portfolio manager of the Gabelli Global Convertible Securities Fund. Gabelli holds both the convertible and common shares, and voted with the management last year. "We love the cash flow, we love the management. But on a valuation basis, it's not at a deep discount to what we think it should be valued at." Gabelli has a price target over a two-year time horizon of the high 60s to low 70s. In New York Stock Exchange composite trading yesterday, the shares rose $2.8125, or 5.2%, to $56.4375.

After its strong performance over the long haul, Sealed Air stumbled a bit last year. Some analysts believe the company paid a steep price for Cryovac. Certainly the company bit off a big chunk; Cryovac was twice the size of Sealed Air. In July, the company announced second-quarter earnings that fell well short of analysts' expectations and said it would cut 5% of its work force; in October the company took a $137 million charge against earnings, mostly from the merger.

"The book is still being written on the Cryovac merger, as to whether they'll be successful or not," says George L. Staphos, who covers the company for Salomon Smith Barney. "We believe they will. But 1999 is the year that they've got to put points up on the board with Cryovac."

Yesterday, Sealed Air said its first-quarter net income rose 89% on a proforma basis, with earnings per share coming in above analysts' expectations.

Ironically, last year's weak share price might have left it vulnerable to a hostile takeover attempt, though Sealed Air said it has never been the target of an unwanted advance.

In a letter to shareholders urging defeat of the SWIB measure, Applied Materials wrote that its antitakeover measures are "designed to protect stockholders by providing the Board adequate time and flexibility either to negotiate the highest possible bid from a potential acquirer or to develop alternatives that might better maximize stockholder value."

An Applied Materials spokesman declined to comment further.

Mr. **Dunphy** says he isn't preaching to other companies; they may have valid reasons for using antitakeover provisions, he says. But he bristles at the argument that the board -- and not investors -- should decide to sell the company.

1999 WL-WSJ 5450258

"That's akin to the argument of a benevolent dictator, who says, 'Give up more of your freedom and I'll take care of you,"' Mr. **Dunphy** says. "I'm a believer in Jeffersonian democracy. Power should come from the people."

Yet studies seem to show that poison pills work. In 300 transactions from 1993 to 1997 studied by J.P. Morgan, companies with pills sold at a median premium of 34.6% over the preoffer trading price, compared with 25.0% for companies without a pill.

But Mr. **Dunphy** challenges the studies. "Underperforming companies will necessarily be bought out at a higher premium," because the acquirer will see the underlying value that can be gained by better management," he says. For a strongly performing company, "there is no great value to be added by an acquirer."

Sealed Air
(NYSE symbol: SEE)
Business: Protective packaging
Year ended Dec. 31

In millions	1998	1997
Revenue:	$2,507*	$1,833
Earnings:	$73.0	$173.7**
Dil'd Share Erns.:	$0.04*	$2.38**

Latest quarter (Dec. 31, 1998):
Dil'd Share Erns: $0.56* vs. $0.85**
Average daily volume: 419,711 shares
Shares outstanding: 83.4 million
Trailing P/E: 29
Dividend Yield: none
*Includes gain of $23.6 million related to post-employment benefit obligations for the year and latest quarter. Includes charge of $111.1 million for restructuring and other undisclosed matters for the year.
**Includes undetailed charges of $14.4 million.

---- INDEX REFERENCES ----

COMPANY (TICKER): Applied Materials Inc.; Sealed Air Corp. (AMAT SEE)

NEWS SUBJECT: Analysts' Comments; Corporate Actions; Editorial & Columns; Newspapers' Section Fronts; Heard on the Street; Stock Market News; Wall Street Journal (ANL CAC EDC FRT HRD STK WSJ)

MARKET SECTOR: Industrial (IDU)

1999 WL-WSJ 5450258

INDUSTRY: Containers & Packaging (CTR)

PRODUCT: Analysts' Ratings/Comments; Industrial Goods & Services; Wall Street Journal Graphics (DAR DIG PIC)

REGION: North America; United States (NME US)

LAYOUT CODES: Heard on the Street; Major Market Items; Third Front Umbrella (HST MIM TFR)

Word Count: 1375

4/28/99 WSJ C1

END OF DOCUMENT

Exhibit D

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Ask the Analyst

Is Management on Your Side?
by Jeremy Lopez | 08-15-03 | 06:00 AM

Dear Analyst,

As an individual investor in stocks, it's hard to know what companies to trust. What kind of things would tip me off that management isn't in my corner?

Andy C.

Despite all of the litigation and legislation to reform corporate America in recent years, plenty of questionable corporate governance is still out there. Individual investors can't always expect to meet with the management teams of Fortune 500 companies to gauge their character. But there are plenty of red flags investors can search for in publicly available SEC documents. Here are three things to look out for (trust me, the list could be longer), and where to find them:

Stock Option Chicanery
Where Found: Annual 10-K or proxy statement (listed as DEF-14A on the SEC's Edgar Web site)

In addition to firms that hand out too many options to their employees, many also engage in option repricing. That is, they initially issue employee options at one price, but because the company's stock price has since tanked, they replace the old options with new ones at a lower exercise price.

Proponents of repricing say that it limits employee turnover. But we think repricing sends the wrong message to both employees and investors. First, it dilutes the value of remaining shareholders' stock beyond what those options would normally cost investors if they were left untouched. Options are also meant to motivate employees to add value to the company so that the stock appreciates. Lowering the bar just because a company's stock has fallen defeats that purpose. Last, options are inherently a riskier form of compensation than salary. In exchange for the greater potential upside of options, employees (not investors) should bear the risk that they might end up underwater.

Not surprisingly, repricing is pretty common among technology companies because they tend to compensate the heaviest with stock options. More recent examples are Electronic Data Systems EDS, Advanced Micro Devices AMD (more on AMD later), Apple Computer AAPL, Broadcom BRCM, and Sanmina-SCI SANM. Ciena CIEN is certainly among the worst of the bunch. It effectively repriced options twice in 2002!

Executive-Compensation Abuses

Where Found: Proxy statement

If you are a major executive of a publicly traded firm, you'd better be comfortable with the world knowing how much money you make, because it's all disclosed in the annual proxy statement. Despite the transparency, we still see plenty of abuses.

The proxy statement breaks out executive compensation into four categories: base salary, bonus, options, and "other." Comparing one company's compensation with several of its peers' can be useful because you can find out if one management team's pay is out of whack. You can also learn about how companies motivate their employees differently. Some companies, such as Linear Technology LLTC, use profit sharing more than their peers, which is good because it aligns costs and management interests with company performance. Also check the section on options to see if management is pocketing the majority of company options for itself. You can find the total number of options issued in the 10-K.

It's the "other" category of compensation where you can often discover the most interesting things. Some of the more common items include 401(k) matches and insurance benefits. But firms will sometimes pay for other questionable expenses, including country club dues and financial planning fees.

The best example of compensation abuses I can think of is AMD. Jerry Sanders not only earned almost $1 million last year for being chairman (which is egregious by itself), but he has also received large bonuses two out of the past three years, and $500,000 on average over the past three years for transportation costs. Last year, $183,900 of this was for car expenses. *The Mercury News* recently explained why: Because Sanders lives in Southern California and works in Sunnyvale (no, they're not close), he needs two cars and two drivers. Yes, this is the same AMD that has also been a perennial laggard in the chip sector.

Poison Pills

Where Found: Proxy statement and 10-K

Poison pills, also sometimes referred to as shareholders' rights plans, allow one company to fend off an unsolicited bid to be bought by another company. A poison pill deters unsolicited bids by diluting the shares of any one investor who acquires a certain percentage of a firm's total shares outstanding. The most recent high-profile example of this was Oracle's ORCL attempt to buy out PeopleSoft PSFT. Because PeopleSoft has a poison pill, Oracle not only has to convince investors to accept its bid, but also PeopleSoft's board of directors.

The issue of whether poison pills are good or bad is less clear-cut than stock-option and executive-compensation abuses--there's research that actually supports poison pills. For example, the stock of a good company can easily get beaten down in the short term for reasons out of its control. A poison pill protects investors in such a company from being taken out by a larger, mediocre one at a price well below its intrinsic value. Poison pills are also pretty common, even among great companies. Walgreen WAG has a poison pill and claims in a recent proxy that it shares this in common with 60% of the companies in the S&P 500. Truck-maker Paccar PCAR and bond-rater Moody's MCO are two other great companies with poison pills.

But it's the bad apples that spoil the bunch. Think about it. If I were mismanaging a firm, and its stock suffered as a result, wouldn't it be in my best interests to have something in place to protect my backside? After all, I'd probably be the first to go if the company I worked for was bought out. That's the key negative of poison pills--instead of protecting investors, they can also preserve the interests of management deadwood as well. As a capitalist, I have to believe that investors (and society overall) are best off when capital is put to better use. Poison pills, however, can hinder the efficient allocation of capital.

To sum, poison pills are definitely not in shareholders' best interest when bad management is depressing the value of an otherwise decent business. They may be more tolerable when good management is in place, but even then, investors have to consider that those good managers may not be around forever.

The Bigger Picture

While not one of these red flags by itself is reason to avoid a stock, each does give you clues about management's character. And this is also hardly an exhaustive list. Perhaps at a later date, we'll discuss some of the other things some management teams try to get away with, such as related-party transactions. Which reminds me: Aside from the volumes of spam we get, the amount of stock-related questions in our Ask the Analyst inbox has been a little sparse lately. We're unlikely to ever answer the "where do you think Acme's stock will be in 12 months?" inquiries, but if you have a question that you think you and other investors will benefit from having answered, drop us a line. That's what this column is here for.

Jeremy Lopez is an analyst with Morningstar.com. He can be reached at jeremy_lopez@morningstar.com.

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Corporate Governance Policies

Council of Institutional Investors

Core Policies
General Principles
Positions
Explanatory Notes
(Independent
Director Definition)
Policies Page
CII Home

The Council of Institutional Investors' corporate governance policies establish goals and guidelines for the effective governance of publicly traded corporations. The policies include fundamental core policies that the Council believes should be implemented by all companies, general principles of shareholder rights and board accountability, and a number of more general position statements on various corporate governance issues. It is the Council's hope that corporate boards will meet or exceed these standards and adopt similarly appropriate additional policies to best protect shareholders' interests.

The Council believes that all publicly traded companies and their shareholders and other constituencies benefit from written, disclosed governance procedures and policies. Although the Council believes that the meaningful oversight a board provides may owe most, on a routine basis, to the quality and commitment of the individuals on that board, policies also play an important governance role. Policies can help an effective board perform optimally in both routine and difficult times, and policies can help individual directors and shareholders address problems when they arise.

The Council supports corporate governance initiatives that promote responsible business practices and good corporate citizenship. The Council believes that the promotion, adoption and effective implementation of guidelines for the responsible conduct of business and business relationships are consistent with the fiduciary responsibility of protecting long-term investment interests.

Consistent with their fiduciary obligations to their limited partners, the general partners of venture capital, buyout and other private equity funds should use appropriate efforts to encourage the companies in which they invest to adopt long-term corporate governance provisions that are consistent with the Council's Core Policies, General Principles and Positions or other comparable governance standards. (Click here for a copy of a sample letter addressing this issue that institutional investors may send to general partners of venture capital, buyout and other types of private equity funds.)

Council policies bind neither members nor corporations. They are designed to provide guidelines that the Council has found to be appropriate in most situations. Most of the following policies have withstood the test of over a decade of corporate experience. But members are aware that situations vary and Council members only raise policy issues in particular situations when underlying facts warrant.

CORE POLICIES

1. All directors should be elected annually by confidential ballots counted by independent tabulators. Confidentiality should be automatic and permanent and apply to all ballot items. Rules and practices concerning the casting, counting and verifying of shareholder votes should be clearly disclosed.
2. At least two-thirds of a corporation's directors should be independent. A director is deemed independent if his or her only non-trivial professional, familial or financial connection to the corporation, its chairman, CEO or any other executive officer is his or her directorship. (See explanatory notes.)
3. A corporation should disclose information necessary for shareholders to determine whether each director qualifies as independent, whether or not the disclosure is required by state or federal law. To

assist shareholders in making these determinations, corporations should disclose all financial or business relationships with and payments to directors and their families and all significant payments to companies, non-profits, foundations and other organizations where company directors serve as employees, officers or directors. (See explanatory notes for the types of relationships that should be disclosed.)

4. Companies should have audit, nominating and compensation committees. All members of these committees should be independent. The board (rather than the CEO) should appoint committee chairs and members. Committees should have the opportunity to select their own service providers. Some regularly scheduled committee meetings should be held with only the committee members (and, if appropriate, the committee's independent consultants) present. The process by which committee members and chairs are selected should be disclosed to shareholders.
5. A majority vote of common shares outstanding should be required to approve major corporate decisions concerning the sale or pledge of corporate assets which would have a material effect on shareholder value. A sale or pledge of assets will automatically be deemed to have a material effect on shareholder value if the value of the assets at the time of sale or pledge exceeds 10 percent of the assets of the company and its subsidiaries on a consolidated basis.

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GENERAL PRINCIPLES

A. Shareholder Voting Rights

1. Each share of common stock, regardless of class, should have one vote. Corporations should not have classes of common stock with disparate voting rights. Authorized unissued common shares that have voting rights to be set by the board should not be issued without shareholder approval.
2. Shareholders should be allowed to vote on unrelated issues individually. Individual voting issues, particularly those amending a company's charter, bylaws, or anti-takeover provisions, should not be bundled.
3. A majority vote of common shares outstanding should be sufficient to amend company bylaws or take other action requiring or receiving a shareholder vote.
4. Broker non-votes and abstentions should be counted only for purposes of a quorum.
5. A majority vote of common shares outstanding should be required to approve major corporate decisions including:

   a. the corporation's acquiring, other than by tender offer to all shareholders, 5 percent or more of its common shares at above-market prices;
   b. provisions resulting in or being contingent upon an acquisition other than by the corporation of common shares having on a pro forma basis 20 percent or more of the combined voting power of the outstanding common shares, or a change in the ownership of 20 percent or more of the assets of the corporation, or other provisions commonly known as shareholder rights plans, or poison pills;
   c. abridging or limiting the rights of common shares to (i) vote on the election or removal of directors or the timing or length of their term of office, or (ii) make nominations for directors or propose other action to be voted on by shareholders, or (iii) call special meetings of shareholders or take action by written consent or affect the procedure for fixing the record date for such action;
   d. permitting or granting any executive or employee of the corporation upon termination of employment, any amount in excess of two times that person's average annual compensation for the previous three years; and
   e. provisions resulting in the issuance of debt to a degree that would excessively leverage the company and imperil the long-term viability of the

corporation.

6. Shareholders should have the opportunity to vote on all equity-based compensation plans that include any director or executive officer of the company. Shareholders should also have the opportunity to vote on any equity-based compensation plan where the number of reserved shares, together with the company's outstanding equity-based awards and shares available for grant, may have a material impact on the capital structure of the company and the ownership interests of its shareholders. Generally, five percent dilution represents a material impact, requiring a shareholder vote

7. Shareholders should have better access to the proxy for corporate governance issues.

B. Shareholder Meeting Rights

1. Corporations should make shareholders' expense and convenience primary criteria when selecting the time and location of shareholder meetings.
2. Appropriate notice of shareholder meetings, including notice concerning any change in meeting date, time, place or shareholder action, should be given to shareholders in a manner and within time frames that will ensure that shareholders have a reasonable opportunity to exercise their franchise.
3. All directors should attend the annual shareholders' meeting and be available, when requested by the chair, to answer shareholder questions.
4. Polls should remain open at shareholder meetings until all agenda items have been discussed and shareholders have had an opportunity to ask and receive answers to questions concerning them.
5. Companies should not adjourn a meeting for the purpose of soliciting more votes to enable management to prevail on a voting item. Extending a meeting should only be done for compelling reasons such as vote fraud, problems with the voting process or lack of a quorum.
6. Companies should hold shareholder meetings by remote communication (so-called electronic or "cyber" meetings) only as a supplement to traditional in-person shareholder meetings, not as a substitute.
7. Shareholders' rights to call a special meeting or act by written consent should not be eliminated or abridged without the approval of the shareholders. Shareholders' rights to call special meetings or to act by written consent are fundamental ones; votes concerning either should not be bundled with votes on any other matters.
8. Corporations should not deny shareholders the right to call a special meeting if such a right is guaranteed or permitted by state law and the corporation's articles of incorporation.

C. Board Accountability to Shareholders

1. Corporations and/or states should not give former directors who have left office (so-called "continuing directors") the power to take action on behalf of the corporation.
2. Boards should review the performance and qualifications of any director from whom at least 10 percent of the votes cast are withheld.
3. Boards should take actions recommended in shareholder proposals that receive a majority of votes cast for and against. If shareholder approval is required for the action, the board should submit the proposal to a binding vote at the next shareholder meeting. This policy does not apply if the resolution requested the sale of the company and within the past six months the board retained an investment banker to seek buyers and no potential buyers were found.
4. Directors should respond to communications from shareholders and should seek shareholder views on important governance, management and performance matters.
5. Companies should disclose individual director attendance figures for board and committee meetings. Disclosure should distinguish between in-person and telephonic attendance. Excused absences should not be categorized as attendance.

D. Director and Management Compensation

1. Annual approval of at least a majority of a corporation's independent directors should be required for the CEO's compensation, including any bonus, severance, equity-based and/or extraordinary payment.
2. Absent unusual and compelling circumstances, all directors should own company common stock, in addition to any options and unvested shares granted by the company.
3. Directors should be compensated only in cash or stock, with the majority of the compensation in stock.
4. Boards should award chief executive officers no more than one form of equity-based compensation.
5. Unless submitted to shareholders for approval, no "underwater" options should be repriced or replaced, and no discount options should be awarded.
6. Change-in-control provisions in compensation plans and compensation agreements should be "double-triggered," stipulating that compensation is payable only (1) after a control change actually takes place and (2) if a covered executive's job is terminated as a result of the control change.
7. Companies should disclose in the annual proxy statement whether they have rescinded and re-granted options exercised by executive officers during the prior year or if executive officers have hedged (by buying puts and selling calls or employing other risk-minimizing techniques) shares awarded as stock-based incentive or acquired through options granted by the company. Such practices reduce the risk of stock-based incentive compensation awarded to executive officers and should be disclosed to shareholders.
8. Since stock options granted to employees, directors and non-employees are compensation and have a cost, companies should include these costs as an expense on their reported income statements with appropriate valuation assumptions disclosed.

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POSITIONS

A. Board Shareholder Accountability

1. Shareholders' right to vote is inviolate and should not be abridged.
2. Corporate governance structures and practices should protect and enhance accountability to, and equal financial treatment of, shareholders. An action should not be taken if its purpose is to reduce accountability to shareholders.
3. Shareholders should have meaningful ability to participate in the major fundamental decisions that affect corporate viability.
4. Shareholders should have meaningful opportunities to suggest or nominate director candidates.
5. Shareholders should have meaningful opportunities to suggest processes and criteria for director selection and evaluation.
6. Directors should own a meaningful position in company common stock, appropriate to their personal circumstances.
7. Absent compelling and stated reasons, directors who attend fewer than 75 percent of board and board-committee meetings for two consecutive years should not be renominated.
8. Boards should evaluate themselves and their individual members on a regular basis. Board evaluation should include an assessment of whether the board has the necessary diversity of skills, backgrounds, experiences, ages, races and genders appropriate to the company's ongoing needs. Individual director evaluations should include high standards for in-person attendance at board and committee meetings and disclosure of all absences or conference call substitutions.

B. Board Size and Service

1. A board should neither be too small to maintain the needed expertise and independence, nor too large to be efficiently functional. Absent compelling, unusual circumstances, a board should have no fewer than 5 and no more than 15 members. Shareholders should be allowed to vote on any major change in board size.

2. Companies should set and publish guidelines specifying on how many other boards their directors may serve. Absent unusual, specified circumstances, directors with full-time jobs should not serve on more than two other boards. If the director is a currently serving CEO, he or she should only serve as a director of one other company, and do so only if the CEO's own company is in the top half of its peer group. No person should serve on more than five for-profit company boards.

C. Board Meetings and Operations

1. Directors should be provided meaningful information in a timely manner prior to board meetings. Directors should be allowed reasonable access to management to discuss board issues.
2. Directors should be allowed to place items on board agendas.
3. Directors should receive training from independent sources on their fiduciary responsibilities and liabilities. Directors have an affirmative obligation to become and remain independently familiar with company operations; directors should not rely exclusively on information provided to them by the CEO to do their jobs.
4. The board should hold regularly scheduled executive sessions without the CEO or staff present. The independent directors should also hold regularly scheduled in-person executive sessions without non-independent directors and staff present.
5. If the CEO is chairman, a contact director should be specified for directors wishing to discuss issues or add agenda items that are not appropriately or best forwarded to the chair/CEO.
6. The board should approve and maintain a CEO succession plan.
7. Auditor Independence Policy:
    - An external auditor should not perform any non-audit services for its audit clients, except (1) services that are required by statute or regulation to be performed by a company's external auditor, such as attest services, (2) services related to tax return preparation, provided that such services should not include (a) the provision of advice regarding the structuring or any transaction, (b) serving as the company's advocate or representative in the tax audit process, (c) unless, however, these services are in connection with acquisitions or divestitures of company subsidiaries or businesses, (3) accounting and tax services provided in connection with an acquisition or divestiture. Under no circumstances should a company's external auditor provide (1) non-audit services currently prohibited by SEC regulation, (2) financial information systems design or implementation services, (3) internal audit consulting services, or (4) management consulting services.
    - To ensure that the provision of permitted non-audit services does not compromise the external auditor's independence, a company's management and the audit committee of the board of directors should formulate an auditor independence policy; compliance should be monitored by the board of directors. The audit committee should be composed exclusively of directors who are independent under the definition set forth in these Core Policies and Principles and its pre-approval should be required for any contract for non-audit services in excess of $50,000 to be entered into with the company's external auditor.
    - To permit shareholders to monitor the provision of non-audit services, the company should disclose in its proxy statement the auditor independence policy and the fees paid by the company for each category of non-audit services. The proxy statement should also include a copy of the audit committee charter, contain a statement by the audit committee that it has complied with the duties outlined in the charter, confirm that the audit committee pre-approved contracts for non-audit services as described above, and contain a statement by the audit committee that it believes that the external auditor's independence has not been impaired by the audit firm's provision of permitted non-audit services.
    - In engaging the external auditor's services, the audit committee or the full board, not the company, should be designated as the auditor's client. The full board or the audit committee should seek competitive bids for the external audit engagement no less frequently than every five years.

D. Compensation

1. Pay for directors and managers should be indexed to peer or market groups, absent unusual and specified reasons for not doing so. Boards should consider options with forward contracts to align managers' interests with shareholders'.

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EXPLANATORY NOTES TO CORE POLICIES

(INDEPENDENT DIRECTOR DEFINITION)

An independent director is someone whose only nontrivial professional, familial or financial connection to the corporation, its chairman, CEO or any other executive officer is his or her directorship.

> NOTES: Independent directors do not invariably share a single set of qualities that are not shared by non-independent directors. Consequently no clear rule can unerringly describe and distinguish independent directors. However, members of the Council of Institutional Investors believe that the promulgation of a narrowly drawn definition of an independent director (coupled with a policy specifying that at least two-thirds of board members should meet this standard) is in the corporation's and all shareholders' ongoing financial interest because:
>
> -- independence is critical to a properly functioning board,
>
> -- certain clearly definable relationships pose a threat to a director's unqualified independence in a sufficient number of cases that they warrant advance identification,
>
> -- the effect of a conflict of interest on an individual director is likely to be almost impossible to detect, either by shareholders or other board members, and,
>
> -- while an across-the-board application of *any* definition to a large number of people will inevitably miscategorize a few of them, this risk is sufficiently small that it is far outweighed by the significant benefits.

Stated most simply, an independent director is a person whose directorship constitutes his or her only connection to the corporation. The definition approved by members of the Council contains this basic formulation. It then adds to it a list of the relationships members believe pose the greatest threat to a director's independence. The existence of any such relationship will remove a director from the independent category.

The following notes are supplied to give added clarity and guidance in interpreting the specified relationships.

A director will not generally be considered independent if he or she:

> (a) is, or in the past five years has been, employed by the corporation or an affiliate in an executive capacity;
>
> *NOTES*: The term "executive capacity" includes the chief executive, operating, financial, legal and accounting officers of a company. This includes the president, treasurer, secretary, controller and any vice-president who is in charge of a principal business unit, division or function (such as sales, administration or finance) or performs a major policymaking function for the corporation.

An "affiliate" relationship is established if one entity either alone or pursuant to an arrangement with one or more other persons, owns or has the power to vote more than 25 percent of the equity interest in another, unless some other person, either alone or pursuant to an arrangement with one or more other persons, owns or has the power to vote a greater percentage of the equity interest. For these purposes, equal joint venture partners meet the definition of an affiliate, and officers and employees of equal joint venture enterprises are considered affiliated.

Affiliates include predecessor companies. A "predecessor" of the corporation is a corporation that within the last ten years represented more than 80 percent of the corporation's sales or assets when such predecessor became part of the corporation. Recent merger partners are also considered predecessors. A recent merger partner is a corporation that directly or indirectly became part of the corporation or a predecessor within the last ten years and represented more than 50 percent of the corporation's or predecessor's sales or assets at the time of the merger.

A subsidiary is an affiliate if it is at least 80 percent owned by the corporation and accounts for 25 percent of the corporation's consolidated sales or assets.

(b) is, or in the past five years has been, an employee or owner of a firm that is one of the corporation's or its affiliate's paid advisers or consultants;

NOTES: Advisers or consultants include, but are not limited to, law firms, accountants, insurance companies and banks.

(c) is, or in the past five years has been, employed by a significant customer or supplier;

NOTES: A director shall be deemed to be employed by a significant customer or supplier if the director:

-- is, or in the past five years has been, employed by or has had a five percent or greater ownership interest in a supplier or customer where the sales to or by the corporation represent more than one percent of the sales of the customer or supplier or more than one percent of the sales of the corporation,

-- is, or in the past five years has been, employed by or has had a five percent or greater ownership interest in one of the corporation's debtors or creditors where the amount owed exceeds one percent of the corporation's or the third party's assets,

Ownership means beneficial or record ownership, not custodial ownership.

(d) has, or in the past five years has had, a personal services contract with the corporation, its chairman, CEO or other executive officer or any affiliate of the corporation;

NOTES: Council members believe that even small personal services contracts, no matter how formulated, can threaten a director's complete independence. This includes any arrangement under which the director borrows or lends money to the corporation at rates better (for the director) than those available to normal customers -- even if no other services from the director are specified in connection with this relationship.

(e) is, or in the past five years has been, an employee, officer or director of a foundation, university or other non-profit organization that receives significant grants or endowments from the corporation or one of its affiliates;

NOTES: This relationship includes that of any director who is, or in the past five years has been, an employee, officer or director of a non-profit organization to which the corporation or its affiliate gives more than $100,000 or one percent of total annual donations received (whichever is less), or who is, or in the past five years has been, a *direct* beneficiary of *any* donations to such an organization.

(f) is, or in the past five years has been, a relative of an executive of the corporation or one of its affiliates;

NOTES: Relatives include spouses, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, aunts, uncles, nieces, nephews and first cousins. Executives include those serving in an "executive capacity."

and

(g) is, or in the past five years has been, part of an interlocking directorate in which the CEO or other executive officer of the corporation serves on the board of another corporation that employs the director.

Approved 3/25/02

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JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th copy for date-stamp return

January 2, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Response to Skadden, Arps, Slate, Meagher & Flom LLP No Action Request
Verizon Communications (VZ)
Chris Rossi

Ladies and Gentlemen:

The numbers preceding the brackets below correspond to the pages of the company letter.

2] The company submitted the wrong proposal in its no action request. On November 7, 2003 the attached proposal was timely faxed to the company.

The November 7, 2003 submission stated: "Also once this proposal is adopted, dilution or removal of this proposal is requested be submitted to shareholder vote at the earliest possible shareholder election."

The company does not correspondingly declare that the board has absolutely no power to adopt a poison pill which would then be "current" at the time of the 2004 annual meeting.

3] This precatory proposal seems to be abundantly clear:
a) The board is requested to seek shareholder approval for the adoption, maintenance or extension of any poison pill.
b) Once adopted dilution or removal of this proposal is requested to be submitted to shareholder vote at the earliest possible shareholder election.

The company goes through a laundry list of purported precedents without first citing any detail issue with the shareholder proposal.

4] Then the company has a list of hypotheticals to purportedly challenge the proposal.

Since the company is incorrectly addressing the text of the superceded proposal, the company hypotheticals on purported vague-and-precatory issue are moot. Anther variation of the purported vague-and-precatory issue is the company comparison of two sentences – now made obsolete by the updated proposal.

5] A measure of the company's lack of credibility is that it adds an unlikely circumstance which is not in the proposal and then asks if the proposal intends effectivity under the circumstance. For example the proposal does not state that removal of the proposal once adopted must only be by a subsequent vote of shareholders. It would be very unlikely that shareholders would even submit, nonetheless pass, a shareholder proposal to limit their right to vote regarding a poison pill. The company does not present one example in the history of rule 14a-8 where a shareholder submitted a rule 14a-8 proposal to limit shareholder rights. Yet the company claims this shareholder proposal must have an explicit answer for such unlikely event.

7] The company does not correspondingly declare that the board has absolutely no power to adopt a poison pill which would then be "current" at the time of the 2004 annual meeting.

The company is implicitly asking that for a new rule requiring supporting statements to be labeled in advance as, "Selected quotes expressing a particular viewpoint on the effects of poison pills are set forth below."

Proposal text was found to be includable with modification concerning the 60% vote, The Motley Fool, Morningstar.com, Mr. Dunphy and www.cii.org in UGI Corporation (December 18, 2003).

At the end of the proposal the company was invited to ask the shareholder party if there were any questions on the references. In its rush to a no action request the company failed to do so.

8] The Council of Institution Investors statement is clearly a generalization and not focused on any one company: "The Council ... called for shareholder approval of poison pills." Contrary to the company claim there is no proposal text that states the Council supports any particular proposal on this topic. Furthermore the Council of Institutional Investors text is positioned about as far as possible from the resolved statement of the proposal. The company does not correspondingly support its argument by claiming it would be incorrect to state that the Council of Institutional Investors called for approval of all poison pills.

It appears the company is making the moot argument that Mr. Dunphy has impugned "poison pills" in "poison pills are akin to a dictator."

I do not believe the company has met its burden of proof obligation according to rule 14a-8.

For the above reasons this is to respectfully request non-concurrence with the company no action request on each point.

Sincerely,

John Chevedden

cc: Chris Rossi
Charles Lee

3 – Shareholder Input on a Poison Pill

RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote. Also once this proposal is adopted, dilution or removal of this proposal is requested to be submitted to a shareholder vote at the earliest possible shareholder election. Directors have discretion to set the earliest election date and in responding to shareholder votes.

Chris Rossi , P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

Shareholders' Central Role

Putting poison pills to a vote is a way of affirming the central role that shareholders should play in the life of a corporation. An anti-democratic scheme to flood the market with diluted stock is not a reason that a tender for our stock should fail.

Source: *The Motley Fool*

The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors.

Source: *Moringstar.com*

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could turn on a dime and sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Akin to a Dictator

Poison pills are akin to a dictator who says, "Give up more of your freedom and I'll take care of you.

"Performance is the greatest defense against getting taken over. Ultimately if you perform well you remain independent, because your stock price stays up."

Source: T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for more than 25 years.

This topic won an overall 60% yes-vote at 79 companies in 2003. I do not see how our Directors could object to this proposal because it gives our Directors the flexibly to override our shareholder vote if our Directors seriously believe they have a good reason. I believe that there is a greater tendency for shareholders, who more closely follow our company, to vote in favor of this proposal topic.

I believe our board may be tempted to partially implement this proposal to gain points in the new corporate governance scoring systems. I do not believe that a partial implementation, which could still allow our directors to give us a poison pill on short notice, would be a substitute for complete implementation.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 130 pension funds investing $2 trillion, called for shareholder approval of poison pills. Based on the 60% overall yes-vote in 2003 many shareholders believe companies should allow their shareholders a vote.

Shareholder Input on a Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from *The Wall Street Journal*, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company requests help to locate these or other references.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 30, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Verizon Communications Inc.
Incoming letter dated December 23, 2003

The proposal requests that the board seek shareholder approval at the earliest subsequent shareholder election for the adoption, maintenance or extension of any current or future poison pills and further recommends, that once adopted, removal or dilution of this proposal be submitted to shareholder vote.

We are unable to concur in your view that Verizon may exclude the entire proposal under rule 14a-8(i)(3) as vague and indefinite or false and misleading. There appears to be some basis for your view, however, that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- delete the discussion that begins "I do not see . . ." and ends " . . . if our Directors seriously believes they have a good reason";
- revise the reference to the Wall Street Journal article to add "Source:" to the beginning of the reference and clarify that the article refers to an opinion article;
- revise the sentences attributed to T.J. Dermot Dunphy to clearly identify which sentences are direct quotes;
- revise the sentence attributed to Morningstar.com to directly quote the sentence from the source; and
- revise the caption "Council of Institutional Investor Recommendation" and the discussion under that caption to make clear that the Council of Institutional Investor's recommendation relates to shareholder approval of poison pills generally and not this specific proposal.

Accordingly, unless the proponent provides Verizon with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Verizon omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Song P. Brandon

Song P. Brandon
Attorney-Advisor